Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

January 13, 2010

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This management discussion and analysis may contain forward-looking statements within the meaning of securities laws.  Such statements include, but are not limited to, statements relating to:

•	our ability to obtain the substantial capital required to fund research and operations;
•	our plans to obtain partners to assist in the further development of our product candidates;
•
our expectations with respect to existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us in respect of such arrangements;

•	our expectations regarding future financings;
•	our plans to conduct clinical trials;
•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, pre-clinical and clinical studies and the regulatory approval process;
•	the Company’s plans, objectives, expectations and intentions; and
•	other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.
Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	our ability to continue to operate as a going concern;
•	our ability to obtain the substantial capital required to fund research and operations;
•	our lack of product revenues and history of operating losses;
•
our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;

•	the progress of our clinical trials;
•	our liability associated with the indemnification of Old Lorus and its directors, officers and employees
•	our ability to find and enter into agreements with potential partners;
•	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization;
•
clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

•	the regulatory approval process;
•	our ability to attract and retain key personnel;
•	our ability to obtain patent protection and protect our intellectual property rights;
•	our ability to protect our intellectual property rights and to not infringe on the intellectual property rights of others;
•	our ability to comply with applicable governmental regulations and standards;
•	development or commercialization of similar products by our competitors, many of which are more established and have greater financial resources than we do;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	our business is subject to potential product liability and other claims;
•	our ability to maintain adequate insurance at acceptable costs;
•	further equity financing may substantially dilute the interests of our shareholders;
•	changing market conditions; and
•
other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission, and those which are discussed under the heading “Risk Factors”.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.  These forward-looking statements are made as of the date of this management, discussion and analysis or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.  We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Lorus has financed its operations and technology acquisitions primarily from equity and debt financing, the proceeds from the exercise of warrants and stock options, and interest income on funds held for future investment.  The remaining costs associated with the completion of the LOR-2040 Phase I/II clinical trial program with the US National Cancer Institute (“NCI”) will be borne by the NCI.  Lorus has, in the past, undertaken additional LOR-2040 trials and acquired additional quantities of LOR-2040 drug to support ongoing trials and undertaken further development of LOR-2040 at its own cost.    We will continue the development of our small molecule programs from internal resources.

We have not earned substantial revenues from our drug candidates and are therefore considered to be in the development stage.  The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners.  We have no current sources of payments from strategic partners.

On November 27, 2009, the Company completed a private placement providing gross proceeds of $2.5 million.

Management has forecasted that the Company’s current level of cash and cash equivalents and short-term investments after the extinguishment of the secured convertible debentures and on completion of the private placement on November 27, 2009 will not be sufficient to execute its current planned expenditures for the next twelve months without further investment.  Management believes that it has sufficient funding to continue to execute its planned expenditures without interruption to about its next fiscal year end.  The Company continues to pursue additional funding and partnership opportunities to execute its planned expenditures in the future.  However, there can be no assurance that the capital or partnerships will be available as necessary to meet these continuing expenditures, or if the capital or partnerships are available, that they will be on terms acceptable to the Company.  The issuance of common shares by the Company could result in significant dilution in the equity interest of existing shareholders.  The Company has implemented a number of cost conservation strategies including delaying certain research programs until financing is available.  There can be no assurance that the Company will be able to obtain sufficient financing to meet future operational needs.  As a result, there is a significant doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.

The interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for those financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

The following discussion should be read in conjunction with the audited financial statements for the year ended May 31, 2009 and the accompanying notes (the "Financial Statements") contained in the Company’s annual report.  The Financial Statements, and all financial information discussed below, have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All amounts are expressed in Canadian dollars unless otherwise noted.  All comparative figures presented in these consolidated financial statements include those of those of Old Lorus prior to the Arrangement Date (as defined below) and the Company after the Arrangement Date.  References in this Management’s Discussion and Analysis to the “Company”, “Lorus”, “we”, “our”, “us” and similar expressions, unless otherwise stated, refers to Lorus Therapeutics Inc.

OVERVIEW

Lorus is a life sciences company focused on the discovery, research and development of effective anticancer therapies with a high safety profile.  Lorus has worked to establish a diverse anticancer product pipeline, with products in various stages of development ranging from pre-clinical to an advanced Phase II clinical trial.  A growing intellectual property portfolio supports our diverse product pipeline.  Lorus’ pipeline is a combination of internally developed products and products licensed in from other entities at a pre-clinical stage.

We believe that the future of cancer treatment and management lies in drugs that are effective, safe and have minimal side effects, and therefore improve a patient's quality of life.  Many of the cancer drugs currently approved for the treatment and management of cancer are toxic with severe side effects, and we therefore believe that a product development plan based on effective and safe drugs could have broad applications in cancer treatment.  Lorus' strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, which we believe mitigates the development risks associated with a single technology platform.  We evaluate the merits of each product throughout the clinical trial process and consider commercial viability as appropriate.  The most advanced anticancer drugs in our pipeline, each of which flow from different platform technologies, are antisense, small molecules and immunotherapeutics.

Our business model is to take our product candidates through pre-clinical testing and into Phase I and Phase II clinical trials.  It is our intention to then partner or co-develop these product candidates after successful completion of Phase I or II clinical trials.  Lorus will give careful consideration in the selection of partners that can best advance the drug candidates into a pivotal Phase III clinical trial and, upon successful results, commercialization.  Our objective is to receive cash for milestone payments and royalties from such partnerships which will support continued development of our product pipeline.  We assess each product candidate and determine the optimal time to work towards partnering out that product candidate.

Our success is dependent upon several factors, including, maintaining sufficient levels of funding through public and/or private financing, establishing the efficacy and safety of our products in clinical trials and securing strategic partnerships.

Our net loss for the three months ended November 30, 2009 decreased to $1.3 million ($0.01 per share) compared to $2.3 million in the same period in the prior year.  The Company had net earnings of $8.5 million ($0.03 per share) for the six months ended November 30, 2009 compared to a net loss of $4.5 million ($0.02 per share) during the same period in the prior year.  The year-to-date net earnings is primarily a result of the $11.0 million gain on sale recognized on the extinguishment of its convertible debentures in June 2009.  During the six months ended November 30, 2008 the Company recorded a gain on sale of shares related to the Arrangement (defined below) of $450 thousand.

We utilized cash of $651 thousand in our operating activities in three-month period ended November 30, 2009 compared with $2.1 million during the same period in fiscal 2009.   For the six months ended November 30, 2009 we utilized cash of $1.6 million compared with $4.0 million in the same period last year.  The decrease is primarily a result of a reduced net loss in each of the periods and the change in non-cash working capital primarily as a result of increased accounts payable and accrued liabilities balances compared to the prior year.

At November 30, 2009, we had cash, cash equivalents and short-term investments of $2.9 million compared to $5.9 million at May 31, 2009.   Approximately $2.3 million of these funds at November 30, 2009 were received on the successful completion of the private placement, discussed below.  On extinguishment of the convertible debentures, the Company paid $3.3 million, plus transaction costs.

As a result of the Company's current cash position, management has implemented a series of strategies to reduce costs and is actively pursuing investment and other opportunities aimed at funding its research and development programs.  As part of its cost reduction strategies, management has reduced its research and development costs by limiting non-critical activities and reduced its general and administrative costs by limiting expenditures and reducing its personnel costs, among other things, and will continue to do so until such time as the Company has sufficient capital to support a full development program.

RESULTS OF OPERATIONS

Revenue
Revenues for the three-month period ended November 30, 2009 increased to $79 thousand compared with revenue of $39 thousand for the same period last year.  For the six-month period ended November 30, 2009, total revenue increased to $128 thousand from $42 thousand in the same period last year.  This increase in revenue is related to an increase in milestone revenues associated with the license of Virulizin to ZOR Pharmaceuticals (“ZOR”).  During the quarter ended November 30, 2008 Lorus received a $178 thousand (US$150 thousand) milestone payment from ZOR related to their achievement of a financing milestone, this milestone was recognized over the remaining 12 months of a service contract whereby Lorus agreed to provide consulting services to ZOR.  As of November 30, 2009, the Company has fully recognized the milestone payments.  The service agreement with ZOR expired in October 2009.

Research and Development
Research and development expenses totaled $658 thousand in the three-month period ended November 30, 2009 compared to $741 thousand during the same period in the prior year and decreased to $1.2 million from $2.0 million in the six month period ended November 30, 2009 as compared to the same period in fiscal 2009.

The decrease in expenditures during the six month period ended November 30, 2009 compared to the same period in the prior year of $768 thousand is primarily a result of the cost of toxicity studies for small molecule conducted and completed in fiscal 2009.   No similar costs were incurred in the current year.  In addition, we reduced overall research and development costs in response to the current cash position.

General and Administrative
General and administrative expenses totaled $743 thousand in the three-month period ended November 30, 2009 compared to $873 thousand in same period in the prior year.  For the six month period ended November 30, 2009, general and administrative expenses were $1.3 million compared with $1.7 million in the same period in the prior year.

The decrease in general and administrative costs for the three and six month periods ended November 30, 2009 is the result of reduced personnel and legal costs in comparison with the prior year.

Stock-Based Compensation
In the three-month period ended November 30, 2009, the Company recognized a stock-based compensation recovery of $89 thousand compared with an expense of $145 thousand in the same period last year.   In the six-month period ended November 30, 2009 the Company recognized an expense of $16 thousand compared with $236 thousand for the same period in the prior year.  The recovery/reduction in expense in the current periods is a function of the reduced headcount and share price as well as the recovery related to the forfeiture of unvested options in the second quarter of the current year.  In addition, current-year options for the directors normally granted in the second quarter were not granted until December 2009.

Depreciation and Amortization
Depreciation and amortization expenses decreased to $22 thousand in the three-month period and $43 thousand in the six-month period ended November 30, 2009 as compared to $43 thousand and $86 thousand in the same periods, respectively, in the prior year.  The decrease in depreciation and amortization expense is the result of reduced capital asset purchases over the past three fiscal years.

Interest Expense
Interest expense was $14 thousand in the three-month period ended November 30, 2009 compared with $201 thousand in the same period last year.  For the six-month period ended November 30, 2009 interest expense was $41 thousand compared with $418 thousand for the same period last year.  Interest expense in the second quarter of the current year was related to the promissory note entered into in October 2009.  This note was  cancelled on November 27, 2009 and the proceeds were applied by the holder of the note to purchase Units of the private placement. Interest expense prior to the second quarter represents interest at a rate of prime plus 1% on the $15.0 million convertible debentures.  The Company repurchased the convertible debentures in June 2009.

Accretion in Carrying Value of Secured Convertible Debentures
In the three months ended November 30, 2009, the Company did not recognize any accretion expense as the convertible debentures were repurchased on June 19, 2009.  The year-to-date accretion expense relates to the period June 1, 2009 to June 19, 2009.  In the three months and six months ended November 30, 2008, accretion expense was $391 thousand and $768 thousand.  When the debentures were originally established, the Company allocated the proceeds from each tranche of the debentures to the debt and equity instruments issued on a relative fair value basis resulting in the $15.0 million debentures having an initial cumulative carrying value of $9.8 million as of their dates of issuance. Prior to the repurchase of the convertible debentures, each reporting period, the Company accreted the carrying value of the convertible debentures such that if they had remained outstanding to maturity, October 6, 2009, the carrying value of the debentures would be the face amount of $15.0 million.  As a result of the repurchase transaction, the Company no longer incurs accretion costs on these debentures.

Interest  Income
Interest income totaled $3 thousand in the three-month period ended November 30, 2009 compared to $71 thousand in the same period last year.  For the six-month period ended November 30, 2009 interest income totaled $14 thousand compared with $153 thousand in the same period last year.  The decrease in interest income during both the three and six month periods ended November 30, 2009 is due to a lower average cash and investment balances and significantly lower interest rates available on investments compared to the same periods in the prior year.

Net earning (loss) for the period
Our net loss for the three months ended November 30, 2009 decreased to $1.3 million ($0.01 per share) compared to $2.3 million in the same period in the prior year.  The Company had net earnings of $8.5 million ($0.03 per share) for the six months ended November 30, 2009  compared to a loss of $4.5 million ($0.02 per share) during the same period in the prior year. The net earnings is primarily a result of the $11.0 million gain on sale recognized on the extinguishment of the convertible debentures.  During the six months ended November 30, 2008 the Company recorded a gain on sale of shares related to the Arrangement of $450 thousand.  Costs were lower in the current three and six month periods ended November 30, 2009 as a result of reduced research and development activities, the repurchase of the convertible debentures and the implementation of costs savings strategies in response to the current cash position.  These reductions are partly offset by increased legal costs for patents in the second quarter of fiscal 2010 relating to the assignment of patents to Lorus from GeneSense on the windup of GeneSense into Lorus.

The loss from operations for the three and six month periods ended November 30, 2009 (before the gain on repurchase of the convertible debentures) decreased by $1.0 million and $2.4 million compared with the same periods in the prior year due primarily to a reduction in interest and accretion expense of $592 thousand and $1.1 million in the current three and six month periods ended November 30, 2009, respectively, compared to the same periods in the prior year as a result of repurchasing the convertible debentures in June 2009.  In addition, the Company’s interest revenue was lower by $68 thousand and $139 thousand in the three and six month periods ended November 30, 2009, respectively, compared to the same periods in the prior year.

In the six month period ended November 30, 2009, research and development spending decreased by  $768 thousand compared to the same period in the prior year as small molecule toxicity studies in fiscal 2009 were completed.   No similar costs were incurred in the current year.

PLAN OF ARRANGEMENT AND CORPORATE REORGANIZATION

On July 10, 2007 (the “Arrangement Date”), the Company (or “New Lorus”) completed a plan of arrangement and corporate reorganization with, among others, 4325231 Canada Inc., formerly Lorus Therapeutics Inc. (“Old Lorus”), 6707157 Canada Inc. and Pinnacle International Lands, Inc (the “Arrangement”).  As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of the Company and the assets (excluding certain future tax attributes and related valuation allowance) and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it) were transferred, directly or indirectly, to the Company and/or its subsidiaries.  The Company continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same directors as Old Lorus prior to the Arrangement Date.  Therefore, the Company’s operations have been accounted for on a continuity of interest basis and accordingly, the interim consolidated financial statement information included in this MD&A reflect that of the Company as if it had always carried on the business formerly carried on by Old Lorus.

REGULATORY MATTERS

On October 31, 2008 Lorus voluntarily delisted its common shares from trading on the NYSE Alternext US LLC (formerly the American Stock Exchange or AMEX).  Lorus is eligible to apply for deregistration from the Securities Exchange Commission one year after delisting from AMEX.  We currently intend on maintaining our registration with the Securities Exchange Commission in the United States.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The selected financial information provided below is derived from the Company’s unaudited quarterly financial statements for each of the last eight quarters.

Research and development expenditures were higher in the previous six of the last seven quarters as compared to the most recent quarter primarily as a result of increased activity related to the LOR-2040 and LOR-253 programs for which development during these periods as compared to the current period.  In particular research and development costs were significantly higher during the quarters ended February 28, 2008 and May 31, 2008 as the Company incurred manufacturing costs associated with production of additional quantities of LOR-2040 to support the ongoing Phase II clinical trial in AML.

General and administrative expenses during the current quarter were higher than in the previous two quarters as the Company incurred costs related to its annual meeting, business development and financing activities as well as additional patent costs not incurred in the prior two quarters.

The Company recognized a gain on the repurchase of its convertible debentures and transfer of assets of $11.0 million in the quarter ended August 31, 2009.   For the quarter ended August 31, 2008 the Company recognized a gain on sale of shares of $450 thousand related to the Arrangement, as discussed above.

(Amounts in 000’s except for per common share data)	Nov 30, 2009	Aug 31, 2009	May 31, 2009	Feb 28, 2009	Nov. 30, 2008	Aug. 31, 2008	May 31, 2008	Feb. 29, 2008
Revenue	$79	$49	$78	$64	$39	$3	$13	$3
Research and development expense (1)	658	540	701	1,090	741	1,225	1,880	2,265
General and administrative expense(1)	743	533	516	775	873	794	1,142	820
Net earnings (loss)	(1,266)	9,760	(1,895)	(2,469)	(2,284)	(2,212)	(3,650)	(3,850)
Basic and diluted(2) net earnings (loss) per share	$(0.01)	$0.04	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.02)
Cash used in operating activities	$(651)	$(987)	$(1,394)	$(1,789)	$(2,080)	$(1,950)	$(2,722)	$(2,586)
(1)	Quarterly information prior to August 31, 2009 has been reclassified to conform to the financial statement presentation subsequent to that date.
(2)
During periods of net loss, the calculation of diluted loss per share excludes all common shares potentially issuable upon the exercise of stock options, warrants and the convertible debenture that could dilute basic loss per share, because to do so would be anti-dilutive.

CAPITAL RISK MANAGEMENT

The Company’s objectives when managing capital are to:

•	Maintain its ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders;

•	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk;

•	Ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

The capital structure of the Company consists of equity comprised of share capital, share purchase warrants, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash and short-term investments balances or by undertaking other activities as deemed appropriate under the specific circumstances.

While the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2009, the Company has forecasted that its current capital resources are not sufficient to carry out its research and development plans and operations for the next twelve months and continues to investigate various alternatives to obtain sufficient capital to continue its operations.

The Company is not subject to externally imposed capital requirements.

Private placement
On November 27, 2009, the Company completed a private placement resulting in the issuance of 41.0 million units of the Company at a price of $0.06 per unit (“Unit”).  Each Unit consisted of one common share of the Company and a one-half common share purchase warrant. Each whole warrant permits the holder to purchase an additional common share of Lorus at $0.08 until May 27, 2011.

Pursuant to the private placement, the Company issued 41.0 million common shares and 20.5 million common share purchase warrants in exchange for cash consideration of $2.5 million. This amount includes the principal amount of $1.0 million originally received by way of a loan from a director on October 6, 2009 which was applied to subscribe for Units as part of the private placement. In addition, the Company issued 2.2 million brokers’ warrants to purchase an equivalent number of common shares at $0.08 until May 27, 2011.  The total costs associated with the transaction were approximately $302 thousand including $77 thousand which represented the fair value of the brokers’ warrants.  The Company has allocated the net proceeds of the private placement, to the common shares, and the common share purchase warrants based on their relative fair values.  Based on relative fair values, $1.6 million of the net proceeds was allocated to the common shares, $532 thousand to the common share purchase warrants.

Rights offering
On June 25, 2008, the Company filed a short-form prospectus for a rights offering to its shareholders.   Under the rights offering, holders of the Company's common shares as of July 9, 2008 (the "Record Date") received one right for each common share held as of the Record Date.  Each four rights entitled the holder thereof to purchase a unit of Lorus ("2008 Unit").   Each 2008 Unit issued at $0.13 each consisted of one common share of Lorus and one half common share purchase warrant   Each whole purchase warrant entitles the holder to purchase additional common shares of Lorus at $0.18 until August 7, 2010.  All unexercised rights expired on August 7, 2008.

Pursuant to the rights offering the Company issued 28.5 common shares and 14.3 common share purchase warrants in exchange for cash consideration of $3.7 million.  The total costs associated with the transaction were $500 thousand.  The Company has allocated the net proceeds of $3.2 million received from the issuance of the units to the common shares and the common share purchase warrants based on their relative fair values.  Based on relative fair values, $2.8 million of the net proceeds were allocated to the common shares and $417 thousand to the common share purchase warrants.

Cash Position
At November 30, 2009, Lorus had cash, cash equivalents and short-term investments totaling $2.9 million compared to $5.9 million at May 31, 2009.  The Company invests in highly rated and liquid debt instruments.  Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the board of directors.  Working capital (representing primarily cash, cash equivalents, short term investments and other current assets less current liabilities) at November 30, 2009 was $1.6 million.

As discussed above, management has forecasted that the Company’s current level of cash, cash equivalents and short-term investments is not  sufficient to execute its current planned expenditures for the next twelve months without further investment. The Company continues to investigate various options to obtain sufficient capital to continue its operations and has implemented a series of strategies to reduce research, development and overhead expenditures until such time as it can obtain additional capital to fund its operations.

If we are able to secure additional financing, we intend to use these resources to fund our existing drug development programs and develop new programs from our portfolio of preclinical research technologies. The amounts actually expended for research and drug development activities and the timing of such expenditures will depend on many factors, including the ability of the Company to raise additional capital, the progress of the Company's research and drug development programs, the results of preclinical and clinical trials, the timing of regulatory submissions and approvals, the impact of any internally developed, licensed or acquired technologies, our ability to find suitable partnership agreements to assist financially with future development, the impact from technological advances, determinations as to the commercial potential of the Company's compounds and the timing and development status of competitive products.

We do not expect to generate positive cash flow from operations in the next several years due to additional research and development costs, including costs related to drug discovery, preclinical testing, clinical trials, manufacturing costs and operating expenses associated with supporting these activities. Negative cash flow will continue until such time, if ever, that we receive regulatory approval to commercialize any of our products under development and/or royalty or milestone revenue from any such products exceeds expenses.

Contractual Obligations and Off-Balance Sheet Financing
At November 30, 2009, we had contractual obligations requiring annual payments as follows:

(Amounts in 000’s)	Less than 1 year	1-3 years	Total
Operating leases	$151	$72	$223
Total	$151	$72	$223

In addition, the Company is party to certain licensing agreements that require it to pay a proportion of any fees that it may receive from future revenues or milestone payments. As of November 30, 2009 the Company has not received any amounts related to these licensing agreements and therefore, no amounts are owing.  The amount of future fees, if any, is not determinable.

The Company has entered into various consulting agreements that upon execution of a partnership agreement could result in liabilities owing to such consultants.  The amounts payable in these agreements are contingent on the amounts receivable by Lorus under such partnership agreements.  As of November 30, 2009 no amounts were owed and the amount of future fees payable to the consultants, if any, are not determinable.

As at November 30, 2009, we have not entered into any off-balance sheet arrangements.

Indemnification
Under the Arrangement, Lorus agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring:

(i)
prior to, at or after the Effective Time of the Arrangement and directly or indirectly relating to any of the assets of Old Lorus transferred to New Lorus pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time;

(ii)
prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to New Lorus pursuant to the Arrangement; and

(iii)	prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

Lorus has recorded a liability of $150 thousand, which management believes is a reasonable estimate of the fair value of the obligation for the indemnifications provided.  There have been no claims under this indemnification to date.  This amount is included on the balance sheet in Accrued Liabilities at November 30, 2009.

FINANCIAL INSTRUMENTS

The Company has classified its financial instruments as follows:

	As at	As at
(Amounts in 000’s)	November 30, 2009	May 31, 2009

Financial assets
Cash and cash equivalents, consisting of term deposits, and guaranteed investment certificates, held for trading, measured at fair value	$2,450	$5,374
Short-term investments, held-for-trading, recorded at fair value	493	490

Financial liabilities
Accounts payable, measured at amortized cost	392	299
Accrued liabilities, measured at amortized cost	1,601	1,131
Secured convertible debentures, measured at amortized cost		14,448

Financial risk management
The Company has exposure to credit risk, liquidity risk and market risk. The Company’s Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company’s policies on an ongoing basis to ensure that these risks are appropriately managed.

Credit risk
Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents and short-term investments. The carrying amount of the financial assets represents the maximum credit exposure.

The Company manages credit risk for its cash and cash equivalents and short-term investments by maintaining minimum standards of R1 low or A low investments and invests only in highly rated Canadian securities with debt securities that are traded on active markets and are capable of prompt liquidation.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board considers securing additional funds through equity, debt or partnering transactions. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows.  Refer to note 1 of the financial statements for further discussion on the Company’s ability to continue as a going concern.

Market risk
Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates, and equity prices will affect the Company’s income or the value of its financial instruments.

The Company is subject to interest rate risk on its cash and cash equivalents and short-term investments .  The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments.  Following the fiscal 2009 year end, the Company extinguished its secured convertible debentures and does not currently have any interest bearing debt.

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities.  The Company holds minimal amounts of U.S. dollar denominated cash, purchasing on an as needed basis to cover U.S. dollar denominated payments.  At November 30, 2009, U.S. dollar denominated accounts payable and accrued liabilities amounted to $61 thousand.  Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an decrease or increase in net earning, respectively, and other comprehensive income of $6 thousand.  The Company does not have any forward exchange contracts to hedge this risk.

The Company does not invest in equity instruments of other corporations.  On June 19, 2009, the Company disposed of the shares of Pharma Immune Inc., a wholly owned subsidiary, as part of the consideration in extinguishing its convertible debentures.

OUTLOOK

The Company does not currently have sufficient cash and cash equivalents to execute its operating strategies for the next 12 months.  In addition to the funds received in November 2009, management is currently seeking additional investment and believes that it will obtain such investment in sufficient time to continue to execute its planned expenditures without interruption.  As a result of the Company's current cash position, management is currently undertaking actions to reduce expenditures while at the same time pursuing investment and other opportunities aimed at funding its research and development programs.  As part of its cost reduction strategies, management has reduced its research and development costs by limiting non-critical activities and reduced its general and administrative costs by limiting expenditures and reducing its personnel costs, among other things, until such time as the Company has sufficient capital to support a full development program.  There can be no assurance that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company.

Until one of our drug candidates receives regulatory approval and is successfully licensed or commercialized, Lorus will continue to incur operating losses.  The magnitude of these operating losses will be largely affected by the timing and scope of future research and development, clinical trials and the Company’s ability to raise additional working capital and/or establish effective partnerships to share the costs of development and clinical trials.

RISK FACTORS

Before making an investment decision with respect to our common shares, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference into this report. The risks set out below are not the only risks we face. If any of the following risks occur, our business, financial condition, prospects or results of operations would likely suffer. In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares.

Please refer to the MD&A included in our 2009 Annual Report for a complete discussion of risks and uncertainties.

•	Our ability to continue as a going concern.
•	The cash and cash equivalents on hand are not sufficient to execute our operating strategies for the next twelve months and we may not be able to raise sufficient funds to continue operations.
•	We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability.
•	We have indemnified Old Lorus and its directors officers and employees in respect of the Arrangement.
•	We may be unable to obtain partnerships for one or more of our product candidates which could curtail future development and negatively impact our share price.
•
Clinical trials are long, expensive and uncertain processes and Health Canada or the FDA may ultimately not approve any of our product candidates. We may never develop any commercial drugs or other products that generate revenues.

•
As a result of intense competition and technological change in the pharmaceutical industry, the marketplace may not accept our products or product candidates, and we may not be able to compete successfully against other companies in our industry and achieve profitability.

•
We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.

•	Our products and product candidates may infringe the intellectual property rights of others, which could increase our costs.
•	Our share price has been and may continue to be volatile and an investment in our common shares could suffer a decline in value.
•	Future sales of our common shares by us or by our existing shareholders could cause our share price to fall.

CRITICAL ACCOUNTING POLICIES

Critical Accounting Policies and Estimates
The Company periodically reviews its financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, the Company has reviewed its selection, application and communication of critical accounting policies and financial disclosures. Management has discussed the development and selection of the critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosure relating to critical accounting policies in this MD&A. Other important accounting polices are described in note 2 of the Financial Statements.

(a) Drug Development Costs

We incur costs related to the research and development of pharmaceutical products and technologies for the management of cancer. These costs include internal and external costs for preclinical research and clinical trials, drug costs, regulatory compliance costs and patent application costs. All research costs are expensed as incurred as required under GAAP.

Development costs, including the cost of drugs for use in clinical trials, are expensed as incurred unless they meet the criteria under GAAP for deferral and amortization. The Company continually assesses its activities to determine when, if ever, development costs may qualify for capitalization. By expensing the research and development costs as required under GAAP, the value of the product portfolio is not reflected on the Company's Financial Statements.

(B) Stock-Based Compensation

We have applied the fair value based method to expense stock options awarded since June 1, 2002 using the Black-Scholes option-pricing model as allowed under Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870. The model estimates the fair value of fully transferable options, without vesting restrictions, which significantly differs from the stock option awards issued by Lorus. The model also requires four highly subjective assumptions including future stock price volatility and expected time until exercise, which greatly affect the calculated values. The increase or decrease of one of these assumptions could materially increase or decrease the fair value of stock options issued and the associated expense.

(c) Valuation Allowance for Future Tax Assets

We have a net tax benefit resulting from non-capital losses carried forward, and scientific research and experimental development expenditures. In light of the continued net losses and uncertainty regarding our future ability to generate taxable income, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Consequently, no future income tax assets or liabilities are recorded on the balance sheets.

The generation of future taxable income could result in the recognition of some portion or all of the remaining benefits, which could result in an improvement in our results of operations through the recovery of future income taxes.

(d) Valuation of Long Lived Assets

We periodically review the useful lives and the carrying values of our long-lived assets. We review for impairment in long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value; which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset.

Recently Adopted Accounting Recommendations

(a) Goodwill and Intangible Assets

Effective June 1, 2009, the Company adopted Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets ("Section 3062"), and Section 3450, Research and Development Costs which established standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The adoption of these new sections has had no impact on the Company’s interim consolidated financial statements.

(b) Financial Instruments

Effective June 1, 2009, the Company adopted the amendments under Section 3862, Financial Instruments - Disclosures  ("Section 3862"), to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures.  These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements.  Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly.  Level 3 valuations are based on inputs that are not based on observable market data.  These disclosures are applicable effective the Company’s annual financial statements for the year ended May 31, 2010; therefore, the disclosures required by this new section has had no impact on the Company’s current interim consolidated financial statements.

Recent Accounting Recommendations not yet adopted
The CICA plans to converge Canadian GAAP with International Financial Reporting Standards (IFRS) over a transition period expected to end in 2011. The Company has begun to assess the impact of the transition to IFRS on the Company’s financial statements and has has initiated the process of evaluating the impact of IFRS on it financial reporting but has yet to determine the extent to which it will affect the financial statements when these standards are implemented.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company has implemented a system of internal controls that it believes adequately protects the assets of the Company and is appropriate for the nature of its business and the size of its operations. These internal controls include disclosure controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated as appropriate to allow timely decisions regarding required disclosure.

Internal controls over financial reporting means a process designed by or under the supervision of the Chief Executive Officer and the acting Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  The internal controls are not expected to prevent and detect all misstatements due to error or fraud.  Management advises that there have been no changes in the Company’s internal controls over financial reporting during the three months ended November 30, 2009 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

As at November 30, 2009, the Company’s Chief Executive Officer and the acting Chief Financial Officer have certified that these controls and procedures are effective to provide reasonable assurance that material information is made known to them by others in the Company.  Management has identified the following two areas of concern, but believes that the Company’s limited number of transactions, day-to-day management involvement in operations and reporting and access to third party experts are sufficient compensating controls to limit our risk of material misstatement.

Segregation of Duties
Given our limited staff, certain duties within the accounting and finance department cannot be effectively segregated. We believe that none of the segregation of duty concerns has resulted in a misstatement to the financial statements as we rely on certain compensating controls, including substantive periodic review of the financial statements by the Chief Executive Officer and Audit Committee. .We believe that our current level of staffing is commensurate with the size of our operations and nature of our business.

Complex and Non-Routine Transactions
As required, we record complex and non-routine transactions in our financial statements. These transactions are extremely technical in nature and require an in-depth understanding of GAAP. Our accounting staff has a fair and reasonable knowledge of the rules related to GAAP but there is a risk that these transactions may not be recorded correctly, potentially resulting in material misstatement of our financial statements.

To address this risk, we consult with our third party expert advisors as needed in connection with the identification, recording and reporting of complex and non-routine transactions. In addition, an annual audit is completed by our auditors, and presented to the Audit Committee for its review and approval. During the audit for the fiscal year ended May 31, 2009, no material misstatements were identified.

UPDATED SHARE INFORMATION

As at January 13, 2010, the Company had 298,009,677 common shares issued and outstanding and 36,921,440 common share purchase warrants convertible into an equal number of common shares. In addition, the Company had issued and outstanding 20,544,993 stock options to purchase an equal number of common shares.

ADDITIONAL INFORMATION

Additional information relating to Lorus, including Lorus' 2009 annual information form and other disclosure documents, is available on SEDAR at www.sedar.com.  For any information filed prior to July 10, 2007 please access the information on SEDAR for Global Summit Real Estate Inc. (Old Lorus).